January 26, 2006

Mail Stop 4561

Mr. Steve S. Sinohui
President
SIN Holdings, Inc.
3225 S. Garrison
Unit 21
Lakewood, Colorado 80227

Re: SIN Holdings, Inc.
        Form 10-KSB for Fiscal Year ended December 31, 2004
        File No. 000-49752

Dear Mr. Sinohui:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kristi Beshears
                                        Staff Accountant